As filed with the Securities and Exchange Commission on February 9, 2001
                                                        File No. _______________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               GAMEHAPPY.COM, INC.
             (Exact name of registrant as specified in its charter)

      Texas                                  522200              74-2973796
------------------              --------------------------   -------------------
(State or jurisdiction of       (Primary Industrial           I.R.S. Employer
incorporation or organization)   Classification Code No.)    Identification No.

               204 South Parker, Bryan, Texas 77803 (979) 823-2877
              -----------------------------------------------------
   (Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                Charles H. Davis
               204 South Parker, Bryan, Texas 77803 (979) 823-2877
              ----------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code of agent for service)

             Copies to:                Victor McCall
                                    The McCall Law Firm
                                     7642 Pebble Drive
                                  Fort Worth, Texas 76118
                                      (817) 284-4861

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                                 CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------
Title of Each          Amount        Proposed Maximum     Proposed              Amount of
Class of Securities    To be         Offering Price       Maximum Aggregate     Registration
to be Registered       Registered    Per Share (1)        Offering Price (1)    Fee
----------------------------------------------------------------------------------------------
Common stock,
$0.001 par value

Minimum                   50,000             $1.00               $  50,000
Maximum                  500,000             $1.00               $ 500,000             $139

----------------------------------------------------------------------------------------------
Total maximum            500,000             $1.00               $ 500,000             $269(2)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Represents minimum fee.

                                                         Initial public offering
                                                                  prospectus


                               GameHappy.com, Inc.

                  Minimum of 50,000 shares of common stock, and
                   a maximum of 500,000 shares of common stock
                                 $1.00 per share

         We are making a best efforts offering to sell common stock in our company. We operate a web site at www.gamehappy.com where we provide an automated online non-gambling gaming portal so that gamers can play games over the Internet with other gamers. Our site is available twenty four hours per day, and since the process is automated, we need no employees on staff to handle the traffic. The common stock will be sold by our officers and directors. The offering price was determined arbitrarily and we will raise a minimum of $50,000 and a maximum of $500,000. The funds will be held in escrow by an attorney until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on July 31, 2001 and should we not sell the minimum amount, the funds will promptly be returned to the investors and no interest will be paid on these funds.

The Offering:
                                 Minimum offering            Maximum offering
                              ---------------------       ---------------------
                              Per Share     Amount        Per Share     Amount
                              ---------    --------       ---------    --------
Public Offering Price . . .      $1.00     $ 50,000          $1.00     $500,000
Offering expenses                $0.34       16,769           0.07       33,769
                              ---------    --------       ---------   ---------
Net proceeds                     $0.66     $ 33,231          $0.93     $466,231


There is currently no market for our shares and no market may ever develop for our shares.
                          ----------------------------

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on Page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.
                          -----------------------------


                    This Prospectus is dated February 9, 2001

                               PROSPECTUS SUMMARY

OUR COMPANY

         We were incorporated on April 13, 2000 in the State of Texas. We operate a web site at www.gamehappy.com where we provide a non-gambling gaming portal composed of specific channels for action games, adventure games, simulation games, strategy games, tactical games and role playing games, as well as a gaming community channel www.clanhappy.com. The minimum funds raised in this offering will allow us to purchase additional equipment and bandwidth in order to increase our revenues and take us to a point where we reach the operating stage.


THE OFFERING
                                                     Minimum          Maximum
                                                    ---------       -----------
Common shares offered                                  50,000          500,000
Common shares outstanding before this offering      9,799,999        9,799,999
                                                    ---------       -----------
Total shares outstanding after this offering        9,849,999       10,299,999

Officers, directors and their affiliates will be able to purchase shares in this offering up to ten percent (10%) of the total offering.


USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
               pay expenses of this offering
               increase our bandwidth capabilities and purchase additional software and equipment marketing and general working capital.

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.

We are a recently formed company, formed in the State of Texas on April 13, 2000, with limited activity and losses that may continue for the foreseeable future.

We have not achieved profitability and expect to continue to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

We rely on the family that controls most of the stock for decisions and they will retain substantial control over our business after the offering and may make decisions that are not in the best interest of all stockholders.

Upon completion of this offering, the family that controls most of our common stock will, in the aggregate, beneficially own approximately 84.9% (or 81.2% if maximum is sold) of the outstanding common stock. As a result, the family that controls most of our common stock will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. They will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

We may have to raise additional capital which may not be available or may be too costly.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher revenues while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund operations through January 2002. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our gaming lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The projected book value of our common stock as of October 31, 2000 was $15,194 or $0.002 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $1.00 per share, after deducting estimated offering expenses), our projected book value as of October 31, 2000 would be approximately $48,425 or $0.005 per share, if the minimum is sold, and $481,425 or $0.05 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $1.00 per share, you will pay substantially more than our current shareholders. The following represents your dilution:
         if the minimum of 50,000 shares are sold, an immediate decrease in book value to our new shareholders from $1.00 to $0.005 per share and an immediate increase in book value per common share to our current stockholders.

         if the maximum of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $1.00 to $0.05 per share and an immediate increase in book value per common share to our current stockholders.

The following table illustrates this per share dilution:
                                                            Minimum      Maximum
Assumed initial public offering price                        $1.00        $1.00

Projected book value as of October 31, 2000                  $0.001       $0.001
Projected book value after this offering                     $0.005       $0.05
Increase attributable to new stockholders:                   $0.004       $0.049

Projected book value
    as of October 31, 2000 after this offering               $0.003       $0.05
Decrease to new stockholders                                ($0.995)     ($0.95)
Percentage dilution to new stockholders                       99.5%         95%

         The following table summarizes on a projected basis as of October 31, 2000, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

Minimum offering
----------------
                       Number           Percent                        Average
                      of shares        of shares        Amount         price per
                        owned            owned           paid           share
--------------------------------------------------------------------------------
Current
shareholders          9,799,999          99.5          $  48,522       $ 0.005

New investors            50,000           0.5          $  50,000       $ 1.00
                     -----------------------------------------------------------

Total                 9,849,999           100.0        $ 98,522

Maximum offering
----------------
                       Number           Percent                        Average
                      of shares        of shares        Amount         price per
                        owned            owned           paid           share
--------------------------------------------------------------------------------
Current
shareholders           9,799,999         95.1          $   48,522      $ 0.005

New investors            500,000          4.9          $ 500,000       $ 1.00
                     -----------------------------------------------------------

Total                 10,299,999        100.0          $ 548,522

                              PLAN OF DISTRIBUTION

         This is a direct participation offering of our common stock and is being sold on our behalf by our officers and directors, who will receive no commission on such sales. All sales will be made by personal contact by our officers and directors. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by them or introduced to them and personally contacted by them or referred to them.

         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with Victor McCall, The McCall Law Firm. Such funds will be refunded immediately, without interest, if the minimum amount is not sold by July 31, 2001.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.


                                 USE OF PROCEEDS

         The total cost of the offering is estimated to be $16,769 if the minimum is sold, or $33,769 if the maximum is sold, consisting primarily of legal, accounting and blue sky fees. We will pay these costs out of the funds we raise in this offering.

         The following table shows how we plan to use the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                      $50,000          $500,000
                                                       minimum          maximum
-------------------------------------------------------------------------------
Legal, accounting & printing expenses                     9,500          26,500
Other offering expenses                                   7,269           7,269
Net proceeds to company                                  33,231         466,231
                                                      ----------      ---------
Total                                                 $ 50,000        $ 500,000

The following describes each of the expense categories:
         legal, accounting and printing expense is the estimated costs associated with this offering; other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

         The following table shows how we plan to use the net proceeds to the company:

                                                    $50,000         $500,000
                                                     minimum         maximum
-----------------------------------------------------------------------------
Computers and equipment                             $ 10,000       $  150,000
Bandwidth increase                                     4,000           73,000
Salaries                                                 -0-           78,000
Advertising our web site                              10,000          115,000
Expenses in adding new products/services               4,000           30,000
General corporate overhead                             5,231           20,231
                                                    --------       ----------
Proceeds to company                                 $ 33,231       $  466,231

         We have a fully operational web site which is our main asset. To date, our Internet activity has been provided free to gamers until recently when we started charging for certain services. We have limited revenue from advertising. We have instituted procedures whereby we are charging for certain services which will increase our revenue.


                             DESCRIPTION OF BUSINESS

         We were incorporated in Texas on April 13, 2000. Charles H. Davis, Michael A. Davis and Sally Davis are our officers. Charles H. Davis and Michael
A. Davis are our directors and together own 4,336,283 shares of common stock of the company. The Davis family controls our company; together, the Davis family owns 8,362,831 shares of common stock or 85.3%; another affiliated entity, Oarsman Corporation owns 88,496 shares or 0.90%.

         As well as being a newly formed company, we:
         are controlled by one family;
         rely on a family that controls most of our common stock to manage the business, this offering and continuing operations to see us through to profitability;
         have limited operating history with little revenue from operations; operate in an industry with low barriers of entry which could add to our competition, and one in which there are many competitors already, many of which have much greater resources than we do; and received a report from our independent certified public accountant which gave us a 'going concern' opinion which states that we do not have sufficient capital or operations to show that we can continue as a viable business for the coming year.

         Our company is an online Internet gaming portal composed of game-specific channels for action games, adventure games, simulation games, strategy games, tactical games and role-playing games, as well as a gaming community channel, ClanPages.com. GameHappy.com hosts over 14,000 sites and 16,000 clan sites, as well as receives over 16 million page views a month from almost one million unique IP addressees. GameHappy.com desires to be one of the leaders in the overall online gaming community and the leader in clan-oriented services. A gaming clan is a team consisting of PC game players who play games over the Internet.

As we have recently been organized, there exists no historical operating performance and no track record of sales for this type of product.

Revenue Sources:
----------------

         Currently, our company's main revenue source is through advertising. Up until January 2001, we provided the gaming portal free to anyone who came through our web site. However, because of the cost to do business, we have changed to provide a basic service for free, but then add levels of gaming service for a small fee each month. At present, that amount is $12.00 to $24.00.
         Through our advertising, we provide a variety of ways for vendors to showcase their wares to our online customers. We provide our customers banner advertising, site sponsorships, registration drives, and "opt-in" direct e-mail ads to our subscriber base. Thus, we offer advertisers a variety of methods to reach our targeted demographic group.

Our other revenue sources (or potential revenue sources) are as follows:

         Our Online Store contains products that the gaming industry has demonstrated interest in. Our large customer base has allowed us to conduct research about what products are most popular with them. While this revenue stream is being built up, we expect sales to be strong.

         We offer private server leases to our customers. These private servers allow the leases to play against other gamers in real-time over the Internet.

         We have developed several software products for the gaming industry which will be marketed in the near future.

Marketing activities:

We will market our gaming Internet web site through the following:

     Banner and Brick Ads
     --------------------
     The Company will essentially market through banner and brick ads on the Internet. The banners and bricks will be placed on the Corporate Partners' web sites. In addition, we will advertise on key search engines to attract as many viewings or "hits" as possible.

     Spiders, Robots and Bulk E-mail
     -------------------------------
     The Company will make use of spider software programs that will regularly go into the search engine robots and feed them the key words to ensure that the our web site comes up high on the search engine lists. A new technique of bulk e-mail that is brief and quotes a key word with an invitation to respond for further information will also be used. The Company will also purchase key words on certain search engines so that if a net surfer types in a search word ("gaming" and "action game", for example), our company ad will appear.

Security Risks

     Despite the implementation of security measures, the Company may be vulnerable to computer viruses, hacking or similar disruptive problems caused by customers, the interconnecting networks and the various telephone networks. Computer viruses or problems caused by third parties could lead to interruptions, delays or cessation in our Internet marketing to the Company's customers, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company expects that its customers will increasingly use the Internet for purchasing our products in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all or completed with compromised security. There can be no assurance that customers or others will not assert claims of liability against the Company as a result of any such failure. Further, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and our customer base and revenues in particular.

New and Uncertain Market; Uncertain Acceptance of the Internet as a Medium of Commerce and Communication

     The market for sales of goods and services over the Internet and related products is in an early stage of growth. The Company's Internet marketing success will depend upon the continuing development and expansion of the Internet and the market for goods and services sold over the Internet. Critical issues concerning commercial and personal use of the Internet (including practice standards and protocol, security, reliability, cost, ease of use, access and quality of service) remain uncertain and may affect the growth of Internet use. The acceptance of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires that such users accept a new way of conducting business and exchanging information, that industry participants continue to provide new and compelling content and applications and that the Internet provide a reliable and secure computer platform. It is difficult to predict with any assurance the rate at which the market will grow, if at all, or at which new or increased competition will result in market saturation. If demand for goods or products sold over the Internet fails to continue to grow, grows more slowly than anticipated or becomes saturated with competitors, the Company's business, operating results and financial condition will be materially adversely affected. Conversely, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will be able to support the demands placed on it by such growth.

The Market for Online Sales of Goods and Services

     The Company is operating in an increasingly competitive market of online sales of gaming services. Our company will be competing against many significant players, such as ________________________________.


Size and Scope of the Market

     The Internet has seen significant growth. There are an estimated 36,700,000 hosts connected to the Web. (Pegasus Research International, L.L.C., 405 Lexington Avenue, 47th Floor, New York, New York 10174.) NEC researchers state that there are over 320 million Web pages on the Internet. (Id.) They further predict that if the Internet growth continues, the number of Web pages could rise to 500 million within a year. (Id.)

     The evolution and rapid growth of e-commerce can be directly linked to the rapid growth of the Internet. The U.S. Department of Commerce stated in their Digital Economy 2000 report that during the past year Internet access has grown significantly in all regions of the world, rising from 171 million people in March 1999 to 304 million in March 2000, an increase of 78 percent. As the Internet grows, so does e-commerce. In March 2000, the U.S. Bureau of the Census released the first official measure of e-retail. The Census found that during the fourth quarter of 1999, online sales by retail establishments totaled $5.3 billion, or 0.64 percent of retail sales. International Data Corporation estimates that by 2003, more than $2 million per minute will change hands globally via the Internet, and by 2005, that figure will exceed $5 million per minute. (Surprise! E-commerce will Drive Net Growth, David Needle, PC World, September 29, 1999).

     Peter D. Hart Research Associates, Inc. conducted a study in April, 2000 that found the following facts:

     60% of all Americans play video games
     In 2000, 35% of all Americans rated playing computer and video games as the most fun entertainment activity for the third consecutive year
     The year 2001 will see a dramatic shift in users accessing the Internet for game play against live opponents via network play
     1999 saw the fourth consecutive year of double digit growth for the gaming industry.

     The Interactive Digital Software Association stated that "entertainment software sales topped $6.1 billion in 1999" and "video game sales grew to $4.2 billion."

E-commerce Competition

     The market for the provision of sales of goods and services to individuals and small businesses over the Internet is extremely competitive and highly fragmented. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. There are also many thousands of Internet sites that offer products for sale by individuals or companies, as well as Internet catalogues, that sell a multitude of products.

                               PLAN OF OPERATIONS

     Following is our plan of operations based upon the amount of capital we raise in this offering. We will be engaged in marketing and sales of providing our customers with an online Internet gaming portal composed of game-specific channels for action games, adventure games, simulation games, strategy games, tactical games and role-playing games. In order to operate and market these products and services, we have to have capital to fund the purchase of computers, software, Internet bandwidth, marketing and corporate overhead. We are currently seeking to raise between $50,000 and $500,000 to expand our business. We will market our business directly to the consumer through the Internet as well as through conventional advertising media.

Assuming we raise the minimum  amount in this  offering,  netting  approximately
-------------------------------------------------------
$33,000 to the Company, we will be able to fund the following:
     Purchase computer equipment;
     Purchase software;
     Purchase Internet bandwidth;
     Purchase limited advertising on banner and brick ads on other Internet companies' web sites; and
     Hire employee(s) when necessary.

     At this level of funding, we should be able to purchase additional bandwidth, which would give us the ability to accommodate a lot more gamers, who now pay for the right to use our portal, except for the most basic service. These sales will be concentrated through charging our current gamers who now play for free. Although growth could be slow, we should be able to sign up many of our current gamers and be profitable and operationally self-sustaining.

Assuming we raise the maximum  amount in this  offering,  netting  approximately
-------------------------------------------------------
$466,000 to the Company, we will be able to accomplish the following:
     Purchase more computer  equipment;  o Purchase more software;
     Purchase more Internet bandwidth;
     Advertise on banner and brick ads on other Internet companies' web sites; Launch an e-mail campaign to attract first-time customers;
     Purchase key words on certain search engines so that if a net surfer types in a search word such as "gaming", our Company's ad will appear;
     Advertise on more conventional media, such as gaming magazines and newspapers; and
     Pay corporate overhead.

     At this level of funding, we will purchase additional bandwidth as well as computer equipment and software unique to the gaming industry to enable us to offer better service to our customers. However, more than half of the funds will be used to fund Internet bandwidth, marketing, and to hire competent computer-oriented employees. If we raise the maximum amount in this offering, we will not need to raise additional funds in the next six months.

     We believe the key to building sales is providing quality gaming services and products to our customers.

                             DESCRIPTION OF PROPERTY

     Our corporate facilities are shared with another business which is an affiliate of our Directors. This agreement includes the use of space for our computers, use of telephones and equipment for $100.00 per month. We reimburse the affiliate for costs of bandwidth. This arrangement was started in April 2000 and will continue until such time as the Company needs and can afford to lease its own office facilities.


             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

     The directors and officers of the company, their ages and principal positions are as follows:

     Name                            Age             Position
--------------------------------------------------------------------------------
     Charles H. Davis                42              President and Director
     Michael A. Davis                41              Vice President and Director
     Sally Davis                     44              Secretary


Background of Directors and Executive Officers:

Charles H. Davis. Mr. Davis started the company as a hobby and at this time is its only officer and director. He graduated from Texas A&M University, College Station Texas in 1996 with a B.S. in psychology and a minor in biology. He is currently a student in medical school.

Michael A. Davis: BSME, MSME, a graduate of Dwight Look College of Engineering, Texas A&M University. He earned his Bachelor degree in 1986 and his Masters Degree in 1994, both from Texas A&M. Mr. Davis has over fifteen years experience having worked for several electric and natural gas utility companies and Texas A&M University's Energy Systems Laboratory. Mr. Davis has experience in the software development industry and developed numerous commercial software applications including desktop and web-based products. Mr. Davis has been President and Director of Oarsman Corporation since 1994. Oarsman Corporation is an affiliate of GameHappy.com, Inc.

Sally A. Davis: graduated from Texas Tech University in 1981, and holds a BS in nutrition. Since 1994, Ms. Davis has been the Secreatry and Office Manager for Oarsman Corporation, an affiliate of GameHappy.com, Inc.

                     REMUNERATION OF DIRECTORS AND OFFICERS

     Our officers and directors have received no compensation other than the 1,707,353 shares of common stock they received for services on April 14, 2000 and they have no employment contracts with the company.

Name of Person             Capacity in which he served       Aggregate
Receiving compensation     to receive remuneration           remuneration
-------------------------------------------------------------------------------
Charles H. Davis           President                         517,241 shares
                                                             of common stock
Michael A. Davis           Vice President                    1,190,112 shares of
                                                             common stock


     The Davis' received the common stock upon capitalization of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

     As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     In April 2000, the founders of GameHappy.com, Inc. received 8,761,061 shares of common stock which we issued to them for $39,000, composed of $29,000 cash and $10,000 of their services. Of the above shares, Michael A. Davis owns 3,451,327 shares and Charles H. Davis owns 884,956 shares. The Davis family that controls our company were issued 8,362,831 shares.
     The total issued and those the stock was issued to in the above transaction follows:
                                          Cash        Services     Total shares
                                         -------      --------     ------------
                 Michael A. Davis        $11,424       $ 3,939        3,451,327
                 Andrew Davis             11,425         3,939        3,451,327
                 Tim Ramsey                1,318           455          398,230
                 Randy Davis               1,904           657          575,221
                 Charles Davis             2,929         1,010          884,956
                                         -------       -------        ---------
                 Totals                  $29,000       $10,000        8,761,061

     In August 2000, we entered into an agreement with an affiliate company, Oarsman Corporation for administrative services and rent which is being provided at $100 per month for ten months starting in April 2000. These services were valued at $1,000 and the companies received 88,496 shares valued at $0.0113 per share.

     In October 2000, we entered into an agreement with various consultants to develop and implement a plan to expand and grow our business. These services were valued at $24,517 and the companies received 815,442 shares valued at $0.03 per share.

     As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following: o a director or officer of the issuer; o any principal security holder; o any promoter of the issuer; o any relative or spouse, or relative of such spouse, of the above referenced persons.


                             PRINCIPAL SHAREHOLDERS

     The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:


                               Name and Address               Amount owned
     Title                          of Owner                  before offering     Percent
------------------------------------------------------------------------------------------

President and Director         Charles H. Davis                    884,956          9.03%
                               606 Kampmann Blvd.
                               San Antonio, Texas 78201
Vice President and Director    Michael A. Davis                  3,451,327         35.22%
                               1000 Winding Road
                               College Station, Texas 77840
Secretary                      Sally Davis                           -0-            -0-
                               1000 Winding Road
                               College Station, Texas 77840

N/A                            Andrew Davis                      3,451,327         35.22%
                               1000 Winding Road
                               College Station, Texas 77840
N/A                            Randy Davis                         575,221          5.87%
                               606 Kampmann Blvd.
                               San Antonio, Texas 78201
                                                                 ----------       -------

Total                                                            8,362,831         85.34%

After offering:       Minimum                                    8,362,831         84.90%
--------------
                      Maximum                                    8,362,831         81.19%



                            SECURITIES BEING OFFERED

     We are offering for sale common stock in our company at a price of $1.00 per share. We are offering a minimum of 50,000 shares and a maximum of 500,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $1.00 par value. As of October 31, 2000, we had 9,799,999 shares of common stock issued and outstanding and no preferred stock outstanding.

     Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

     The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

     The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.


                                LEGAL PROCEEDINGS

     We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     We have retained the same accountant, Charles E. Smith, as our independent certified public accountant since our hiring an accountant. We have had no disagreements with him on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Texas law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     We  have  no   underwriting   agreement  and  therefore  no  provision  for
indemnification of officers and directors is made in an underwriting by a broker dealer.


                                  LEGAL MATTERS

     Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Victor McCall, The McCall Law Firm, 7642 Pebble Drive, Fort Worth, Texas 76118.


                                     EXPERTS

     The financial statements as of October 31, 2000, and for the period from inception (April 13, 2000) to October 31, 2000 of the company included in this prospectus have been audited by Charles E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

                             SUMMARY FINANCIAL DATA

     The  following   table  sets  forth   certain  of  our  summary   financial
information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                                        Audited
       Balance Sheet:                                 Oct 31, 2000
       --------------------                      -----------------
       Working Capital                                    $ 2,910
       Total Assets                                       $60,596
       Total Liabilities                                  $45,402
       Stockholders' Equity                               $15,194

                                                  April 13, 2000 (date
                                                  of inception) to
       Statement of Operations:                     Oct 31, 2000
       ------------------------                   --------------------
       Revenue                                         $    4,534
       Operating Expense                               $   72,833
       Net Income (Loss)                               $ ( 68,298)


                                 DIVIDEND POLICY

     To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of October 31, 2000. Our capitalization is presented on:
     an actual basis;
     a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (50,000) we plan to sell in this offering; and
     a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (500,000) we plan to sell in this offering.
                                                       After           After
                                         Actual        Minimum         Maximum
                                    Oct 31, 2000       Offering        Offering
                                   -------------      ----------      ---------

Stockholders' equity
Common Stock, $0.0001 par value;
50,000,000 shares authorized;                980            985           1,030
Additional Paid In Capital                82,512        115,738         548,693
Retained deficit                        ( 68,298)      ( 68,298)       ( 68,298)
Total Stockholders' Equity                15,194         48,425         481,425

Total Capitalization                      15,194         48,425         481,425

Number of shares outstanding           9,799,999      9,849,999      10,299,999

     The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.


                                 TRANSFER AGENT

     We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                Charles E. Smith

                           Certified Public Accountant
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            TELEPHONE (214) 212-2307

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of GameHappy.com, Inc.

         I have audited the accompanying balance sheets of GameHappy.com, Inc. (a development stage company) as of October 31, 2000, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the period from inception (April 13, 2000) to October 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GameHappy.com, Inc. as of October 31, 2000, and the results of operations and its cash flows for the period from inception (July 11, 2000) to October 31, 2000 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note F to the financial statements the Company is a start up enterprise and presently does not have capital resources which raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from the outcome of this uncertainty.



/s/  Charles E. Smith
---------------------
     Charles E. Smith
     Rockwall, Texas
     January 31, 2001




                               GAMEHAPPY.COM, INC.
                           a Development Stage Company

                                 BALANCE SHEETS
                                October 31, 2000

                                     ASSETS
                                     ------
                                                                    Oct 31, 2000
                                                                   ----------------

CURRENT ASSETS:
    Cash                                                                      $348
    Accounts receivable                                                      2,562
                                                                   ----------------
        Total current assets                                                $2,910

PROPERTY AND EQUIPMENT:
    Computer equipment                                                      51,939
    Accumuated depreciation                                                 (2,587)
    Website                                                                 10,000
    Accumulated amortization                                                (1,666)
                                                                   ----------------
        Total property and equipment                                        57,686

                                                                   ----------------

TOTAL ASSETS                                                               $60,596
                                                                   ================


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES
Current liabilities:
    Accrued expenses                                                          $403
    Notes payable                                                           45,000
                                                                   ----------------
        Total liabilities                                                   45,403

STOCKHOLDERS' EQUITY
    Preferred stock, $1.00 par value, 20,000,000 authorized
         -0- shares issued and outstanding                                       0
    Common stock, $0.001 par value, 50,000,000 authorized,
         9,799,999 shares issued and outstanding                               980
    Additional paid-in-capital                                              85,158
    Deficit accumulated during the development stage                       (70,945)
                                                                   ----------------
        Total Stockholders' Equity                                          15,193
                                                                   ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $60,596
                                                                   ================















See accompanying notes                F-2

                               GAMEHAPPY.COM, INC.
                           a Development Stage Company

                             STATEMENT OF OPERATIONS
            Period from Inception (July 11, 2000) to October 31, 2000


                                                                  Period from
                                                                   Inception
                                                                (July 11, 2000)
                                                                      to
                                                                 Oct 31, 2000
                                                                ----------------

REVENUE:
    Revenue                                                              $4,534

OPERATING EXPENSE:
    Depreciation and amortization                                         4,253
    General and administrative                                           71,226
                                                                ----------------
        Total Operating Expense                                          75,479

                                                                ----------------

NET LOSS                                                               ($70,945)
                                                                ================



Weighted average shares outstanding                                   8,662,489
                                                                ================

Loss per share - basic and diluted                                       ($0.00)
                                                                ================

















See accompanying notes                F-3




                               GAMEHAPPY.COM, INC.
                           a Development Stage Company

        STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
            Period from Inception (July 11, 2000) to October 31, 2000




                                          Common  Stock                             Paid In
                                     Shares          Amount                         Capital             Total
                                 --------------------------------------------------------------    ----------------

Balance,
        April 13, 2000
        (date of inception)                  -0-             -0-                           -0-                 -0-

Shares issued on April 16, 2000 for:
           Cash                        6,514,635             651                        28,349              29,000
           Web site                    2,246,426             225                         9,775              10,000

       August 20, 2000 for:
           Services and rent              88,496               9                           991               1,000

       October 23, 2000 for:
           Services                      950,442              95                        28,418              28,513

Paid in capital by shareholder                                                          17,625              17,625

Net Loss                                                                                                   (70,945)

                                 --------------------------------------------------------------    ----------------
Balance
        June 30, 2000                  9,799,999            $980                       $85,158             $15,193
                                 ==============================================================    ================





















See accompanying notes                F-4



                               GAMEHAPPY.COM, INC.
                           a Development Stage Company

                             STATEMENT OF CASH FLOWS
            Period from Inception (July 11, 2000) to October 31, 2000


                                                                                        Period from
                                                                                         Inception
                                                                                      (July 11, 2000)
                                                                                            to
                                                                                       Oct 31, 2000
                                                                                      ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                                 ($70,945)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Depreciation and amortization                                                   4,253
                Items not requiring cash - stock issued for services and rent                  29,513
                Increase in accounts receivable                                                (2,562)
                Increase in accrued expenses                                                      403

                                                                                      ----------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                                      (39,338)


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of assets                                                                        (34,314)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                                                       29,000
    Proceeds from notes payable                                                                45,000

                                                                                      ----------------
    Total cash flows from financing activities                                                 74,000

                                                                                      ----------------

NET INCREASE IN CASH                                                                             $348

CASH, BEGINNING OF PERIOD                                                                           0
                                                                                      ----------------

CASH, END OF PERIOD                                                                              $348
                                                                                      ================




Note:
-----
Non-cash investing activity - the company issued 2,246,426 shares valued at $0.00445 per share for a total of $10,000 for its website. Non-cash investing activity - a shareholder of the company contributed $17,625 worth of computers.










See accompanying notes                F-5

                               GAMEHAPPY.COM, INC.
                           a Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                October 31, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------

History:
--------
The Company was organized April 13, 2000 under the name of GameHappy.com, Inc. in the State of Texas and is in the development stage. The Company is in the business of providing a portal for game players to play games over the Internet. The Company provided this portal free of charge but has started charging monthly fees for clans to be guaranteed space on private servers for players to combat others without interruption from the general Internet public.

Basis of Accounting:
--------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
--------------------
Revenue is recognized when the services are contracted, usually monthly. The company receives monthly fees for players or clans to play on its servers.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
----------------------
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the period presented.

Accounting Estimates:
---------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock based compensation:
-------------------------

The Company accounts for stock based compensation in accordance with FAS 123 and APB No. 25 and the Financial Accounting Standards Board Interpretation No. 44. This requires that we base the issuance of stock at the fair value of the consideration received.

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                October 31, 2000

Note A - Nature of  Business  and  Summary of  Significant  Accounting  Policies
--------------------------------------------------------------------------------
(con't):  Software  Development  Costs:
---------------------------------------
The Company accounts for its software development costs under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Note B - Web site:
------------------

The Company's primary asset is its web site which is the center of its operational and income generating activities for which it paid $10,000. The cost of the web site is being amortized over three years starting in April 2000, the first month of operation.

The cost of developing the web site is accounted for under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (FIN No. 44) "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25" which was effective July 1, 2000. The website development was paid for by issuing 2,246,426 shares of common stock, the value of which was $0.00445 per share which was arbitrarily determined and negotiated since there was no readily determinable market value for the Company's shares.

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                October 31, 2000

Note C - Stockholders' Equity:
-----------------------------

Common Stock:
-------------
The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At October 31, 2000, there were 9,799,999 shares outstanding. The Company has not paid a dividend to its shareholders.

Preferred Stock:
----------------
The Company is authorized to issue 20,000,000 common shares of stock at a par value of $1.00 per share. These shares have full voting rights. At October 31, 2000, there were zero preferred shares outstanding. The Company has not paid a dividend to its shareholders.

Note D - Notes Payable:
-----------------------
The Company owes $45,000 in demand notes which accrue interest at 7% per annum, due March 7, 2001.

Note E - Income Taxes:
----------------------
The Company had a net operating loss of $70,945 for the period presented. The Company's year end is October 31. No deferred tax asset has been recognized for the operating loss as any valuation allowance would reduce the benefit to zero.

         Operating losses expire:           2020              $70,945

The Company has adopted the asset and liability method of accounting for income taxes as required by SFAS No. 109. In accordance with SFAS No. 109, the Company has recorded a valuation allowance equal to the deferred tax asset as a result of the Company's "going concern" opinion referred to in Note F and the uncertainty that it will be realized.

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                October 31, 2000

Note E - Income Taxes (con't):
------------------------------

The components of the provision (benefit) for income taxes included in the financial statements as of October 31, 2000 are as follows:

Deferred tax assets:
Net operating loss carryforwards                                 $( 70,945)
Valuation allowance                                                 70,945
                                                                 ------------
Total deferred income tax assets                                     -0-
Total deferred income tax liabilities                                -0-
                                                                 ------------
Net deferred income tax assets                                   $   -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:

U.S. federal statutory rate                                          (34)%
Increase (decrease) in rates resulting from:
         Change in valuation allowance for deferred tax asset         34%
                                                                 ------------
Effective tax rate                                                     0%

Note F - Going Concern:
-----------------------

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling common stock in the Company in the SB-1 registration statement currently in progress, or obtaining additional financing. The Company has altered its operations to meet its obligations, more specifically, by starting to charge customers for the use of its Internet portal for game-players. The Company believes that the revenue from these players and the funds raised in the current SB-1 offering will give it the capital needed to fund its operations. However, if these conditions among others are not met, the Company may be unable to continue as a going concern.

Note G - Related Party Transactions:
-----------------------------------

In April 2000, the Company issued to its founders 8,761,061 shares in consideration for $39,000, comprised of $29,000 cash and $10,000 for the web site. The stock was valued at $0.00445 per share.

     No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                           2
Corporate Information                                                        2
Risk Factors                                                                 3
Forward Looking Statements                                                   4
Dilution                                                                     4
Plan of Distribution                                                         6
Use of Proceeds                                                              6
Description of Business                                                      7
Plan of Operations                                                           11
Description of Property                                                      12
Directors, Executive Officers and Significant Employees                      12
Remuneration of Officers and Directors                                       13
Interest of Management and Others in Certain Transactions                    13
Principal Shareholders                                                       14
Securities Being Offered                                                     15
Relationship with Issuer of Experts Named in Registration Statement          15
Legal Proceedings                                                            15
Changes In and Disagreements with Accountants on Accounting
     and Financial Disclosure                                                15
Disclosure of Commission Position of Indemnification for
     Securities Act Liabilities                                              15
Legal Matters                                                                16
Experts                                                                      16
Summary Financial Data                                                       16
Dividend Policy                                                              17
Capitalization                                                               17
Transfer Agent                                                               18
Financial Statements                                                         F-1

Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.     Indemnification of Directors and Officers

     Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Texas law. We carry no director or executive liability insurance.

Item 2.     Other Expenses of Issuance and Distribution

     All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

     The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                        Minimum       Maximum
                                                        --------      ---------
        SEC Registration Fee                            $    269      $     269
        Printing and Engraving Expenses                    2,000         19,000
        Legal Fees and Expenses                            2,500          2,500
        Edgar Fees                                         1,800          1,800
        Accounting Fees and Expenses                       5,000          5,000
        Blue Sky Fees and Expenses                         5,000          5,000
        Miscellaneous                                        200            200
                                                        --------      ---------
                  TOTAL                                 $ 16,769      $  33,769

Item 3.     Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
               Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                       11.1

Item 4.     Unregistered Securities Issued or Sold Within One Year

     The Company sold on April 16, 2000 to its founders, the Davis family, 8,761,061 shares of common stock which was issued to them for $39,000, composed of $29,000 cash and $10,000 of their services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during April 2000, the founders purchased stock for a combination of $29,000 cash and $10,000 of services. The following received stock under this sale:

                                                       Cash         Services
                                                      -------       --------
                  Michael A. Davis                    $11,424       $ 3,939
                  Andrew Davis                         11,425         3,939
                  Tim Ramsey                            1,318           455
                  Randy Davis                           1,904           657
                  Charles Davis                         2,929         1,010
                                                      -------      --------
                  Totals                              $29,000       $10,000

     The Company issued 88,496 shares on August 20, 2000 to Oarsman Corporation, an affiliate of the issuer, in exchange for administrative services and rent for ten months, starting in April 2000. This stock was valued at $1,000 or $0.01 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on August 20, 2000, this company provided services in exchange for 88,496 shares of stock valued at $0.01 per share or a total of $1,000. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

     The Company issued 815,442 shares on October 23, 2000 to various companies in consideration for services for the company. This stock was valued at $24,517 or $0.03 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on October 23, 2000, these companies provided services in exchange for 815,442 shares of stock valued at $0.03 per share or a total of $24,517. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

     The Company issued 135,000 shares on October 23, 2000 to three companies in

                                      11.2
consideration for loan fees that the company owed from the time it borrowed funds. This stock was valued at $1,350 or $0.01 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on October 23, 2000, these companies provided services in exchange for 135,000 shares of stock valued at $0.01 per share or a total of $1,350. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

Item 5.     Exhibits

     The following Exhibits are filed as part of the Registration Statement:

Exhibit No.           Identification of Exhibit
   3.1    -      Articles of Incorporation
   3.2    -      Amendment to Articles of Incorporation
   3.3    -      By Laws
   4.2    -      Specimen Stock Certificate
  10.4    -      Subscription Escrow Agreement
  10.6    -      Form of Subscription Agreement
  23.1    -      Opinion and consent of Victor McCall, The McCall Law Firm
  23.2    -      Consent of Charles E. Smith, Certified Public Accountant




                                      11.3

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Bryan, State of Texas, on the date indicated below.

                                             GameHappy.com, Inc.


                                             By: /s/ Charles H. Davis
                                                 -------------------------------
                                                     Charles H. Davis, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacity and on the date indicated:

Signature                       Title                            Date
-----------------------       -----------------------------     ----------------


/s/ Charles H. Davis            President and Director          February 9, 2001
-----------------------
    Charles H. Davis

/s/ Michael A. Davis            Vice-President and Director     February 9, 2001
-----------------------
    Michael A. Davis

/s/ Sally A. Davis              Secretary                       February 9, 2001
-----------------------
    Sally A. Davis


                                      11.4